Exhibit 99.3

SPORTRADAR ANNOUNCES PRICING OF PUBLIC OFFERING OF CLASS A ORDINARY SHARES BY SELLING SHAREHOLDERS AND CONCURRENT SHARE REPURCHASE

ST. GALLEN, Switzerland, April 24, 2025 – Sportradar Group AG (Nasdaq: SRAD) (“Sportradar” or the “Company”) today announced the pricing of the previously announced secondary public offering of an aggregate of 23,000,000 Class A ordinary shares of the Company (the “Secondary Offering”) by an affiliate of Canada Pension Plan Investment Board, an affiliate of TCV, and Carsten Koerl, the Company’s Chief Executive Officer (collectively, the “Selling Shareholders”), at a price to the public of $22.50 per share. The underwriters have been granted a 30-day option to purchase up to an additional 3,450,000 Class A ordinary shares from certain of the Selling Shareholders. The Company is not selling any shares and will not receive any proceeds from the Secondary Offering.

In connection with the Secondary Offering, Sportradar agreed to concurrently purchase from the underwriters 3,000,000 Class A ordinary shares at a price per share equal to the price at which the underwriters purchase the shares from the Selling Shareholders in the Secondary Offering (the “Share Repurchase”), subject to the completion of the Secondary Offering. The Share Repurchase is part of the Company’s existing $200 million share repurchase program and the Company intends to fund the Share Repurchase with cash on hand. The underwriters will not receive any underwriting fees for the shares being repurchased by the Company. The Secondary Offering is expected to close on April 25, 2025.

Goldman Sachs & Co. LLC and J.P. Morgan are acting as lead book-running managers, with Citigroup, Morgan Stanley, UBS Investment Bank, Jefferies and Deutsche Bank Securities acting as joint book-running managers for the Secondary Offering. The Benchmark Company, Canaccord Genuity, Citizens Capital Markets, Craig-Hallum and Needham & Company are acting as co-managers for the Secondary Offering.

The Company has filed a shelf registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Secondary Offering to which this communication relates. The registration statement automatically became effective upon filing on April 22, 2025. A preliminary prospectus supplement relating to the Secondary Offering has also been, and a prospectus supplement relating to the Secondary Offering will be, filed with the SEC. Investors should read the accompanying prospectus, dated April 22, 2025, the preliminary prospectus supplement relating to the Secondary Offering, dated April 22, 2025, the prospectus supplement once available and documents the Company has filed with the SEC for more complete information about the Company and the Secondary Offering.

These documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus supplement and accompanying prospectus relating to the Secondary Offering may also be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s Class A ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CONTACT:

Investor Relations:
Jim Bombassei
j.bombassei@sportradar.com

Media:
Sandra Lee
sandra.lee@sportradar.com

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding the closing of the Secondary Offering and the Share Repurchase. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the proposed acquisition of the global sports betting portfolio business of IMG Arena US Parent, LLC) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Sportradar

Sportradar Group AG (Nasdaq: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com.